SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION and Ingate Systems Partner to Provide Multipoint Conferencing for Microsoft Unified Communications Platform across External Networks dated September 11, 2006.

     2. Press release re RADVISION's ProLab(TM) IMS Test Solution Tool is First to Offer Complete IMS User Equipment Simulation for IMS Vendors and Service Providers dated September 11, 2006.

     3. Press release re RADVISION(R) Brings Advanced Conferencing Capability to IBM Lotus Sametime 7.5 dated September 13, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION and Ingate Systems Partner to Provide Multipoint Conferencing for Microsoft Unified Communications Platform across External Networks

Monday September 11, 7:00 am ET

Partnership Extends Multipoint Conferencing Outside the LAN and Across Corporate Networks, to the Growing Base of Microsoft Office Live Communications Server and Communicator Users

BOSTON--(BUSINESS WIRE)--Sept. 11, 2006--RADVISION(R)(Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, and Ingate(R) Systems, providing next-generation SIP-based firewall technology, today announced that they will partner to extend the capabilities of RADVISION's Click to Meet(R) for Microsoft Office multipoint audio and video conferencing solution for the Microsoft Unified Communications platform.

RADVISION's Click to Meet for Microsoft Office is a scalable conferencing platform that adds multiparty video and VoIP audio capabilities to Microsoft Office Live Communications Server and Microsoft Office Live Meeting applications, providing a rich conferencing experience. It also provides the option to extend the reach of Live Communications Server and Live Meeting conferences by providing connection to traditional video conferencing systems, telephones, cell phones and 3G video phones.

Microsoft's Live Communications Server uses the industry-standard protocol Session Initiation Protocol (SIP) with special extensions for conferencing control. Some enterprise firewalls block this SIP traffic and connections cannot be established. Combining Ingate Systems' far-end firewall/Network Address Translation (NAT) traversal solutions with RADVISION's Click to Meet for Microsoft Office extends the native firewall traversal capabilities in Click to Meet to support the specific SIP traffic used by Live Communications Server. This allows businesses to utilize the full capabilities of the RADVISION and Live Communication Server solution not just within their own enterprise, but with outside workers, and partners, customers, and vendors who are also using Microsoft's Live Communications Server.

The Ingate and RADVISION partnership has provided for the design and interoperability testing of the optimized joint solution which allows firewall traversal without compromising an enterprise's firewall effectiveness. The partnership will continue to provide ongoing interoperability design and testing and joint sales and marketing activities.

"The number of Microsoft Live Communications Server installations is growing significantly. By tapping into this user base, RADVISION together with Ingate Systems is well positioned to lead the market in secure video conferencing solutions that connect to those outside the LAN," said Olle Westerberg, Chief Executive Officer, Ingate Systems. "Video conferencing is a natural extension to Live Communications Server functions. Ingate is proud to offer secure far-end firewall/NAT traversal to RADVISION's Click to Meet users with Microsoft's Live Communications Server as we believe there is a great demand for video conferencing solutions that will connect enterprise users to remote workers, satellite offices, customers, and suppliers."

"Enabling the rich functionality that Click to Meet for Microsoft Office provides to Microsoft's Live Communications Server users through NAT and firewalls is very important to our customers," said Bob Romano, Vice President of Enterprise Marketing at RADVISION. "This enables them to fully utilize RADVISION's audio and video capabilities with workers outside the corporate network and with customers and suppliers. This partnership with Ingate provides us with an integrated, transparent solution requiring no extra configuration for the end user."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

About Ingate(R) Systems

Ingate(R) Systems develops firewall technology and products that enable SIP-based live communication for the enterprise while maintaining control and security at the network edge. Ingate has a long history of developing next-generation firewall technology that solves the NAT/firewall traversal issue inherent in SIP communications. In addition to an extensive line of Ingate Firewalls(R), the company also produces the award-winning Ingate SIParator(R), a device that connects to an existing network firewall to seamlessly enable SIP communications. Ingate products currently protect the networks of retail companies, financial institutions, industrial firms, government agencies and small-to-large enterprises throughout Europe, Asia and North America. Ingate Systems AB is headquartered in Sweden with offices in Stockholm and Linkoping. Its wholly owned subsidiary, Ingate Systems Inc., is located in Hollis, New Hampshire, with a U.S. technology center in Frisco, Texas. For more information on Ingate Systems, visit www.ingate.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
For RADVISION
Corporate:
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net
or
Ingate Systems
Hillary Call, 917-414-9262
hillary@ingate.com

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION's ProLab(TM) IMS Test Solution Tool is First to Offer Complete IMS User Equipment Simulation for IMS Vendors and Service Providers

Monday September 11, 9:00 am ET

Next Generation Network Operators, Service Providers and User Equipment Vendors to Benefit from Single, Multi-Protocol, User-Friendly Testing Package

FAIR LAWN, N.J.--(BUSINESS WIRE)--Sept. 11, 2006--RADVISION(R)
(Nasdaq: RVSN - News) a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced the worldwide availability of its ProLab(TM) IMS Test Solution.

The ProLab IMS Test Solution is part of RADVISION's ProLab Test Management Suite, providing IMS, SIP, H.323 and 3G-324M testing in a single, easy-to-use product. ProLab IMS is designed to play a critical and vital role in the product development cycle and quality assurance, and helps manufacturers achieve fast time-to-market. With hundreds of built-in plug-and-play scripts, test case media files, advanced IMS User Equipment (UE) simulation, online signaling & media analysis and media quality, the ProLab IMS Test Solution provides an exhaustive UE testing platform.

The ProLab IMS Test Solution was developed based on the expertise and know-how acquired during development of RADVISION's award winning, complete suite of protocol toolkits. In keeping with RADVISION's commitment to industry leadership, the ProLab IMS Test Solution is fully compliant with IETF and 3GPP standards.

"ProLab IMS is the first testing suite to provide a complete testing solution for emerging IMS and IMS SIP products," said Zeev Bikowsky, General Manager of RADVISION's Technology Business Unit. "ProLab is also the only tool that performs media and protocol analysis, including packet distribution, packet loss, bandwidth, errors, and more."

The ProLab IMS Test Solution can be used to perform advanced analysis on incoming and outgoing media streams, including packet distribution, packet loss, and errors. In order to speed development and system testing, the tool leverages an extensive library of media types to emulate virtually any end device. Designed for ease of use, the ProLab IMS Test Solution sends multiple streams of real audio/video traffic to the tested device and replicates a wide variety of network conditions and environments, including 3G-324M, SIP and H.323.

Built from the ground up to streamline product development, RADVISION's ProLab IMS Test Solution features built-in plug-and-play scripts, enabling it to register and perform calls without the need to know or learn script language programming. In addition, it comes with an advanced script language for developing complex and special case test scenarios with the ability to interact in sophisticated network topologies. Additional built-in features include test case media files, full IMS simulation testing, codec simulation, online analysis and media quality.

ProLab IMS is well suited for use as a complete testing platform by network equipment manufacturers and service providers who must evaluate and validate new hardware and applications such as videophones, P-CSCF and S-CSCF I-CSCF , User Equipment, IMS functions, MCUs and gateways.

The complete ProLab IMS Test Solution and the ProLab Test Management Suite are currently commercially available.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.


Contact:
Corporate:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

RADVISION(R) Brings Advanced Conferencing Capability to IBM Lotus Sametime 7.5

Wednesday September 13, 7:00 am ET

RADVISION's CEO to Participate on Luminary Industry Panel at the IBM "Real-Time, Right Now" Lotus Sametime 7.5 Launch Event in New York City NEW YORK & FAIR LAWN, N.J.--(BUSINESS WIRE)--Sept. 13, 2006--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, is participating today in the IBM Real-Time, Right Now Lotus Sametime 7.5 launch event in New York City. RADVISION's CEO Boaz Raviv will be part of a business partner panel of industry experts. In addition, the company will demonstrate its advanced conferencing solutions for IBM Lotus Sametime 7.5 software to attending customers, press and analysts.

RADVISION's unified conferencing solution for Lotus Sametime 7.5 is based on its award-winning Click to Meet(R) conferencing platform. It enables users to create and initiate multi-participant audio and video conferences directly from Lotus Sametime. By adding RADVISION's unique multi-window video and audio plug-in to Lotus Sametime 7.5, users can now escalate Lotus Sametime instant messaging chat and web conferencing sessions into full multi-party audio and video sessions and extend those conferences to other devices such as standards-based videoconferencing systems, 3G videophones or virtually any wired or wireless phone available today.

"We are pleased that RADVISION is continuing its support of the Lotus Sametime real-time collaboration platform with its advanced conferencing solutions," said Ken Bisconti, Vice President of Lotus Software Products, IBM. "The RADVISION plug-in for Lotus Sametime 7.5 provides users with many of the important benefits of a unified communications platform such as multi-participant audio, video and data conferencing, and multi-device functionality."

"We are pleased to continue our long history of providing advanced conferencing enhancements to IBM collaboration products," said Boaz Raviv, CEO of RADVISION. "By leveraging our experience with previous versions of Lotus Sametime, and IBM Lotus Notes and Domino, we are now providing a comprehensive solution for Lotus Sametime 7.5. Now anyone using a telephone, mobile device, or video-conferencing system can participate in a Lotus Sametime multi-party voice or video call thereby extending conferencing capabilities inside the enterprise and outside to the mobile worker."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

IBM, Lotus, Notes, Sametime and Domino are trademarks of International Business Machines Corporation in the United States, other countries, or both. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
 or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
 or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               RADVISION LTD.
                                  (Registrant)



                               By /s/Arnold Taragin
                                  -----------------
                                  Arnold Taragin
                                  Corporate Vice President and General Counsel



Date:  September 29, 2006